Exhibit 3

For Immediate Release	28 January 2020

WPP PLC (“WPP”)

Board Appointment

WPP appoints Sandrine Dufour to the Board

WPP today announces the appointment of Sandrine Dufour to its Board as a non-executive director.

Sandrine, a French citizen, is the Chief Financial Officer of Proximus, the major Belgian telecommunications company, which she joined in 2015. Prior to Proximus, Sandrine held a number of leadership roles at Vivendi, in France and in the US, across its entertainment and telecommunications business, covering areas including finance and strategy, M&A, innovation and transformation. Her most recent positions at Vivendi were Deputy Chief Financial Officer and EVP Innovation for the group, and then EVP Finance and Strategy at SFR, which was at the time the French telecoms subsidiary of Vivendi. She began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector.

Sandrine has held non-executive director roles, most recently at Solocal Group, and she is on the boards of many Proximus subsidiaries.

Her appointment will be effective from 3 February 2020 and she will serve as a member of the Audit Committee.

Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: “Sandrine brings deep financial expertise gained in global companies and strong strategic capability to our Board. Her success in a number of executive leadership roles, her experience in the telecoms, entertainment and media industries and her enthusiasm for cultural, technological and business transformation will be of great benefit to WPP as the Company delivers its new strategy for growth.”

Sandrine Dufour said: “I am delighted to be joining the WPP Board at such an important moment in the company’s development. I look forward to working with a great team and contributing to WPP’s future and compelling vision to be a creative transformation company.”

This announcement contains inside information.

The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Further information
Chris Wade, WPP	+44 (0)20 7282 4600

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.